U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        OPTICAL CONCEPTS OF AMERICA, INC.
                        ---------------------------------
                 (Name of Small Business Issuer in its charter)

            Florida                                      65-0705328
            -------                                      ----------
     (State of incorporation)               (I.R.S.Employer Identification No.)

5605 Northwest 29th Street, Margate, Florida                   33063
--------------------------------------------                   ------
     (Address of principal executive offices)                (Zip Code)

Issuer's Telephone Number  (954) 917-8700
                           --------------

Securities to be registered pursuant to 12(b) of the Act:

                   None                                      None
                   ----                                      ----
 Title of each class to be registered            Name of each Exchange on which
                                                 each class is to be registered

Securities to be registered pursuant to 12(g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

         This Form 10-SB contains certain forward -looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this report, the words "believe", "anticipate", "think", "intend", "plan", "will be" and similar expressions identify such forward-looking statements. Such statements regarding future events and/or the future financial performance of Optical Concepts of America, Inc. are subject to certain risks and uncertainties which could cause actual events or the actual future results of the Company to differ materially from any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

         On August 31, 1998, the Board of Directors of the Company authorized a 1-for-10 reverse stock split of the Company's common stock, with no change to the par value of the common stock or the authorized capital of the Company. All numbers referenced herein are adjusted to reflect the effect of the Company's reverse stock split.

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

         The Company, Optical Concepts of America, Inc. ("OCA"), was originally incorporated on June 18, 1996 as a Florida corporation under the name Celebrity Steakhouses, Inc. The Company changed its corporate name to Deerfield Financial Services, Inc. ("Deerfield") effective October 28, 1996. On January 31, 1998, Deerfield acquired (the "Acquisition") all of the outstanding stock of Optical Concepts of America, Inc., a Delaware corporation (OCA-Del) formed on April 30, 1996, (Deerfield and OCA-Del being collectively referred to as the "Company"), under the terms of a Stock Purchase Agreement (the "Agreement") in exchange for 750,000 shares of common stock of Deerfield. Prior to the Acquisition, as herein described, the Company had not commenced active operations. The Company officially adopted its current corporate name of Optical Concepts of America, Inc. on July 6, 1998.

         Optical Concepts of America, Inc., a Florida corporation, ("OCA"), currently operates as a holding company. Its wholly owned subsidiary, Optical Concepts of America, Inc., a Delaware corporation, ("OCA-Del"), is engaged in the development, design and marketing of a collection of fashionable prescription eyeglass frames as well as a line of upscale, ready-to-wear, non-prescription reading eyewear. The Company's headquarters are currently located at 5605 Northwest 29th Street, Margate, Florida 33063.

         The Company's strategy since January, 1998 has been to take advantage of several niche market opportunities in the optical industry. The Company's present business purpose is the design and wholesale distribution of quality prescription eyewear frames and ready-to-wear reading eyewear. The Company's emphasis has focused primarily on the growing budget fashion optical market, through its "Bravo Eyewear" division, and secondarily on the ready-to-wear reading eyewear market, through its "ADEA Readers" division, by offering a diverse line of products targeted primarily to managed vision care groups, optometrists, opticians and discount retailers. While the Company presently intends to maintain its existing business derived through the Bravo Eyewear and ADEA Readers product lines (the "Products"), the Company also intends to begin to broaden its focus to include the development and/or acquisition of one or more related and/or non-related product or service businesses in order to enhance the Company's overall business potential. There can be no assurances that, should management successfully identify an appropriate acquisition or business opportunity unrelated in scope to the Company's present business operations, that it will be able to fund such acquisition or business opportunity in addition to its present business operations. The Company has not yet identified any other such business opportunity, nor is in negotiations or discussions with any such party.

Bravo Eyewear
-------------

         The Company has designed and introduced a product line consisting of fashionable budget optical frames marketed under the name "Bravo Eyewear". The Company began marketing the Bravo Eyewear Collection in June, 1997. The Company's collection of eyewear, which is currently comprised of 16 different styles of eyeglass frames, several of which are also available with a fitted, clip-on accessory sunglass, is targeted for use primarily as stylish yet budget-conscious selections for coverage by insurance plans, managed health care plans, and as lower-cost fashionable styles for retail optical outlets. The Bravo Eyewear Collection, made of nickel-silver alloy and stainless steel, is designed for use with prescription lenses.

ADEA Readers By Noah Max
------------------------

         The Company has designed and is marketing a specialized line of upscale, ready-to-wear reading eyewear targeted specifically for the "baby-boom" generation seeking fashion-oriented, high quality reading eyewear available without prescription. This line of reading eyewear, which the Company has named "ADEA Readers by Noah Max", consists of four different styles available in five different colorations and five different magnifications ranging from +1.00 D. to +3.00 D, in 0.50 D steps. The ADEA Readers are intended to fill a perceived void in the high fashion over-the-counter reader niche market.

Manufacturing and Marketing
---------------------------

         The Products are produced for the Company by manufacturers (the "Manufacturers") located in China and Korea. Currently, one Chinese manufacturer produces all of the Bravo Eyewear product line and one Korean manufacturer produces all of the ADEA Reader product line. The Manufacturers typically take between 21 and 120 days to deliver the Product to the Company from the date the

Product is ordered. The Company does not have long-term contractual relationships with the Manufacturers. The frames and readers are constructed on a build to order basis and are paid for by the Company on a cash on delivery ("COD") basis. The Company is satisfied that its present suppliers have sufficient capacity to meet projected market demand for the Company's Products, or that alternate sources are available without undue disruption. The Company has not experienced any significant difficulty over the past several years in locating or engaging suppliers, or in purchasing components.

         While the Company originally marketed the Products primarily through independent sales representatives, the Company revised its strategy in early 1999 and presently markets its products almost exclusively through word of mouth and repeat sales from its existing customer base. From time to time, the Company has also advertised its products for sale by distributing its Catalogues to retailers by direct mail as well as by utilizing direct-to-the-consumer mail order pieces. The Company has also maintained a web site (www.opticalconcepts.com) which it utilizes to promote the Company's product lines.

         Despite the fact that the Company has not made any significant new product introductions over the past fiscal year, in order to maintain a competitive position within the marketplace, the Company anticipates that it will most likely need to introduce new product styles in the foreseeable future. While there can be no assurance that the Company will be able to successfully predict new eyewear fashion trends, nor that any such new products will be profitable, the Company currently anticipates that it will be compelled to develop new products over the next fiscal year in order to remain competitive.

ITEM 2.  DESCRIPTION OF PROPERTY

                  The Company's current corporate headquarters and distribution facilities consist of approximately 4,800 square feet located within an office and industrial complex at 5605 Northwest 29th Street, Margate, Florida, which is leased from an unrelated third party. The lease is for a term of 63 months commencing October 1997. The monthly rent is currently $4,100, and is subject to an increase to $4,300 per month commencing July, 2000 and to $4,525 per month commencing July, 2001. The anticipated annual rental expense under the lease agreement is as follows:

                2000                                   $ 50,400
                2001                                   $ 52,950
                2002                                   $ 40,725

         The Company has the option to renew the lease for an additional five years, subject to annual percentage increases of 5% in each year of the renewal term. Management believes that the Company's current facilities will be sufficient to meet the Company's operating needs for the immediate future.

         The Company does not currently own any real property.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The current executive officers, directors and significant employees of the Company and its subsidiary are as follows:

Name                                Age                    Positions Held
----                                ---                    --------------

Jan H. Kaplan                       44            Director, President, Secretary

Karen R. Kaplan                     45                 General Manager, OCA-Del

Jan H. Kaplan has been President, Chief Executive Officer and Director of Optical Concepts of America, Inc., a Florida Corporation, since January 30, 1998. Mr. Kaplan also founded and served as President and Director of OCA since its inception in April, 1996. Since January, 1999, Mr. Kaplan has also been a Director and Secretary of Diversified Business Concepts, Inc., a private business development company. Additionally, from June, 1996 through to the present time, Mr. Kaplan has served as President, Director and sole shareholder of Paramount Resource Group, Inc., a private management consulting and strategic development company. From 1981 to 1995, Mr. Kaplan was Chairman of the Board of Directors and served as President and Chief Executive Officer of United Vision Group, Inc., a public company engaged in the retail, wholesale and managed care Optical business. United Vision Group, Inc. changed its name to Apollo Eye Group, Inc. in 1995. Additionally, from 1987 to 1995, Mr. Kaplan served as President and Chairman of Optiplan, Inc., a Florida based, not-for-profit managed vision care organization affiliated with United Vision Group, Inc. Mr. Kaplan previously served as President and Director of Sagamore Trading Group, Inc., f/k/a VisionCorp, Inc. from October 10, 1997 until January 3, 1999. Mr. Kaplan received a B.A. in Biology from Colgate University in 1976.

Karen R. Kaplan has been General Manager of the OCA subsidiary since its formation in 1996. From 1981 to 1995, Ms. Kaplan was a Director and served as Executive Vice President of United Vision Group, Inc., a public company engaged in the retail, wholesale and managed care Optical business. Additionally, from 1987 to 1995, Ms. Kaplan served as Secretary of Optiplan, Inc., a Florida based not-for-profit managed vision care organization affiliated with United Vision Group, Inc. From 1978 to 1981, Ms. Kaplan served as Educational Program Director for the Institute for Learning Development at the Eye Institute of New Jersey, where she worked with learning disabled individuals. Ms. Kaplan received a B.S. in Education from Boston University in 1976 and an M.S. in Education from the University of Pennsylvania in 1978.

         Jan Kaplan and Karen Kaplan are husband and wife.

ITEM 4. REMUNERATION OF DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

         Below is the aggregate annual remuneration of each of the persons who were officers, directors and/or key employees of the Company during the Company's last fiscal year. The Company's fiscal year end was December 31, 1999.

                           Summary Compensation Table

=========================== =================================================== ====================================================
                                            Annual Compensation                                 Long-Term Compensation
                                                                                ----------------------------- ----------------------
                                                                                           Awards                      Payouts
--------------------------- --------- -------------- ---------- --------------- ---------------- ------------ ------------ ---------
                                                                                                    Securi-
                                                                                                     ties
                                                                     Other                          Under-                      All
                                                                    Annual        Restricted         lying        LTIP         Other
Name and                                 Salary          Bonus      Compen-          Stock         Options/      Payouts       Com-
Principal Position            Year         ($)            ($)       sation         Award(s)          SARs                     pensa-
                                                                      ($)             ($)             (#)          ($)         tion
                                                                                                                                ($)
--------------------------- --------- -------------- ---------- --------------- ---------------- ------------ ------------ ---------
Jan H. Kaplan
President and Director        1999      $0               N/A         N/A           $5,000(1)         N/A          N/A          N/A
--------------------------- --------- -------------- ---------- --------------- ---------------- ------------ ------------ ---------

Karen R. Kaplan               1999      $39,000 (2,3)    N/A         N/A              N/A            N/A          N/A          N/A
General Manager OCA
Subsidiary
--------------------------- --------- -------------- ---------- --------------- ---------------- ------------ ------------ ---------

=========================== ========= ============== ========== =============== ================ ============ ============ =========


     1. On two separate occasions in 1998, in lieu of receiving any salary or other compensation, Mr. Kaplan was granted a total of 3,200,000 shares of common stock of the Company, par value $0.001.

     2. Ms. Kaplan is employed by OCA-Del, a wholly owned subsidiary of the Company, and did not receive any compensation until July, 1999, at which time she began receiving a monthly salary of $6,500.00 from OCA-Del, a wholly owned subsidiary.

     3.   Ms. Kaplan is neither an Officer nor a Director of the Company.

The Company did not provide any additional compensation to its directors or executive officers. No options were granted to such officers or directors in the last fiscal year.

Employment Agreements

         The Company has not entered into any employment agreements.

Grants of Stock Option

         None.

Stock Option Plan

         None.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1999, (a) by each person known to the Company to own, either directly or beneficially, more than 10% of any class of the Company's securities, including those shares subject to outstanding options and (b) by each of the Company's Officers and Directors and
(c) by all officers and directors of the Company as a group. As of December 31, 1999, there were a total of 5,633,007 shares of Common Stock of the Company issued and outstanding.

  Name and Address                        Shares Beneficially          Percent
       of Owner                                 Owned                 of Class
       --------                                 -----                 --------

Jan H. Kaplan (1 , 2 , 3)                     3,835,685                 60.6 %


All Officers and Directors
as a Group (1 person)                         3,835,685                 60.6 %

-------------------

(1) Includes a total of 3,200,000 shares registered in the name of Karjan Limited Partnership, a limited partnership in which Jan Kaplan currently owns less than 50% individually, and Karen Kaplan currently owns less than 50% individually. However, Jan Kaplan and Karen Kaplan aggregately control greater than 50% of the limited partnership. The two children of Jan and Karen Kaplan own the balance of the limited partnership interests.
(2) Includes 35,685 shares registered in the name of Paramount Resource Group, Inc., a Florida corporation which is owned 100% by Jan Kaplan individually.
(3) Includes 380,000 shares registered in the name of Diversified Business Concepts, Inc., a Florida corporation in which Jan Kaplan acquired a 50% interest in January, 1999.

Item 6.  Interest of Management and Others In Certain Transactions

         Jan Kaplan, the Company's sole officer and director, beneficially controlled both OCA-Del and the Company at the time of the acquisition of OCA-Del by Optical Concepts of America, Inc. At the time of the acquisition, OCA-Del received written proxy authorization from a majority of its shareholders unaffiliated with Jan Kaplan.

         On January 30, 1998, the Company entered into a $250,000 promissory note, under which Jan Kaplan, the Company's sole officer and director, was listed as Guarantor. On January 11, 2000, the Company entered into a $289,800 Convertible Promissory Note (the "Convertible Note") to replace and refinance the previous promissory note, which had been acquired by the current note-holder. Under the terms of the Convertible Note, Jan Kaplan is no longer a Guarantor. The Convertible Note is due and payable by the Company on January 31, 2002 and bears interest at the rate of 8% per annum, payable upon the due date of the Note. (see Part II, Item 4 for a further description of the Convertible Note.)

         There have been no other such transactions during the previous two years, nor are there any presently proposed.

Item 7.  Description of Securities

         The Company's authorized capital consists of 50,000,000 shares of Common Stock, $0.001 par value, as well as 5,000,000 shares of Preferred Stock, $0.001 par value. As of December 31, 1999 the Company had a total of 5,633,007 shares of common stock issued and outstanding, and no shares of preferred stock.. Additionally, as of December 31, 1999, there were a total of 19,750 warrants, with each warrant exercisable for one share of Common Stock per warrant, at an exercise price of $ 0.50 per share. The warrants expire on August 29, 2000.

         The transfer agent for the Company is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

Common Stock

The authorized capital stock of the Company currently includes 50,000,000 shares of Common Stock, par value $ .001 per share. The holders of Common Stock: [i] have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; [ii] are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; [iii] do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and [iv] are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if the so choose and in such event, the holders of the remaining shares will not be able to elect any of the Company's Directors. The holders of 50% percent of the outstanding Common Stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of the Articles of Incorporation. The Company's Board of Directors is empowered to take all actions necessary to increase or decrease the number of shares authorized in the Company as the Board deems necessary.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely effect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There are no shares of Preferred Stock issued or outstanding.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

         The Company's Common Stock is traded in the over-the-counter market, and quoted on the Electronic Bulletin Board under the symbol "OICU". There was no trading in the Company's Common Stock prior to February, 1998. The following table shows the quarterly high and low bid prices for the Company's Common Stock since February, 1998 as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions. On August 31, 1998, the Board of Directors of the Company authorized a 1-for-10 reverse stock split of the Company's common stock, with no change to the par value of the common stock or the authorized capital of the Company. All market price quotes listed herein have been adjusted in order to reflect the adjusted stock price to reflect the reverse stock split. The number of shares of record of common stock, $0.001 par value, of the Company was 5,633,007 at January 1, 2000. There were a total of 76 shareholders of record, and the Company estimates that there were in excess of 100 beneficial owners of the Company's common stock as of January 1, 2000.


Year                       Period                                    High                                 Low
----                       ------                                    ----                                 ---
1999                       Quarter ended Dec. 31                     $ 0.035                              $ 0.010
                           Quarter ended Sep. 30                     $ 0.093                              $ 0.010
                           Quarter ended Jun. 30                     $ 0.093                              $ 0.031
                           Quarter ended Mar. 31                     $ 1.000                              $ 0.031


1998                       Quarter ended Dec. 31                     $ 1.437                              $ 0.125
                           Quarter ended Sep. 30                     $ 5.62                               $ 0.125
                           Quarter ended Jun. 30                     $ 0.30                               $ 0.10
                           Quarter ended Mar. 31                     $ 0.30                               $ 0.10


         The Company has never paid, and does not anticipate paying, any dividends on its Common Stock in the foreseeable future. The Company currently intends to retain its future earnings, if any, for use in operations and expansions of its business. Declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors.

Item 2.  Legal Proceedings

         The Company's officers and directors are aware of no threatened or pending litigation to which the Company or its subsidiary is a party or which any of their property is the subject and which would have any material, adverse effect on the Company.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         Not Applicable.

Item 4.  Recent Sales of Unregistered Securities

         The following information sets forth certain information with respect to all securities of the

Company sold by it in the past three years. During such period no securities were registered under the Securities Act of 1933, as amended (the "Securities Act").

On August 31, 1998, the Board of Directors of the Company authorized a 1-for-10 reverse stock split of the Company's common stock, with no change to the par value of the common stock or the authorized capital of the Company. All transactions referenced in this Item 4 for the period prior to August 31, 1998 do not reflect an adjustment to reflect any effect of the Company's reverse stock split.

         At various times between January 30, 1997 and March 1, 1997, the Company issued a total of 2,750,000 shares of common stock to five individuals at a price per share of $0.001 as founders' shares. Inasmuch as all individuals to whom shares were issued played an active role in developing the business plan of Deerfield Financial Services, Inc. and had access to all books and records of Deerfield available at the date of the issuance, the issuance was predicated on the exemption provided in Section 4(2) of the Securities Act.

         On August 11, 1997, the Company issued a total of 20,000 shares of its common stock at $0.30 per share and 990,000 warrants at a price of $0.002 per warrant in a private offering of its shares pursuant to Rule 504 of Regulation D promulgated under the Securities Act. Each redeemable warrant would, upon exercise, entitle the holder to purchase one share of common stock at a price of $1.00 per share. The warrants are exercisable until August 29, 2000

         On January 30, 1998, pursuant to the terms of a Stock Purchase Agreement, Deerfield Financial Services, Inc. issued a total of 750,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Optical Concepts of America, Inc., a Delaware corporation.

         On March 10, 1998, six individuals exercised a total of 780,000 warrants to purchase common stock of the Company at a price of $0.05 per share. Pursuant to the terms of the warrants, the Company issued a total of 780,500 shares of its common stock. The warrants were originally issued as part of the Company's August, 1997 offering pursuant to Rule 504 of Regulation D.

         On August 21, 1998, the Company issued a total of 2,000,000 shares of its common stock at par value ($0.001) to Jan Kaplan in exchange for services rendered to the Company, pursuant to Section 4 (2) of the Securities Act .

         On August 24, 1998, the Company issued a net total of 2,125,000 shares of its common stock to ten individuals at $0.12 per share, payable in cash, notes, or services rendered, in a private offering of its shares pursuant to Rule 504 of Regulation D promulgated under the Securities Act.

         On September 30, 1998, the Company issued a total of 3,000,000 shares of its common stock at par value ($0.001) to Jan Kaplan in exchange for services rendered to the Company, pursuant to Section 4 (2) of the Securities Act.

         On November 6, 1998, the Company issued a net total of 2,500,000 shares of common stock to twenty-one individuals at $0.12 per share, payable in cash, notes, or services rendered, in a private offering of its shares pursuant to Rule 504 of Regulation D promulgated under the Securities Act.

         On January 11, 2000, the Company entered into a $289,800.00 Convertible Promissory Note (the "Convertible Note") to replace and refinance an existing Promissory Note which was acquired by the current Note Holder. The Convertible
Note is due and payable on January 31, 2002 and bears interest at the rate of 8% per annum, payable upon the due date of the Note. The Convertible Note is convertible into the Company's common stock by the Note Holder at any time, at a price equal to 80% of the average bid price of the Company's common stock for the thirty-day period immediately preceeding the Conversion Date. The Convertible Note is also convertible at the option of the Company at any time, conditioned upon the average closing bid price of the Company's common stock, being equal to or greater than $1.00 per share for the ten days immediately preceeding the date of such conversion, with the Conversion Price being equal to 80% of the average closing bid price of the Company's common stock for the thirty-day period immediately preceeding the Conversion Date. In the event of any such conversion at either party's option, the Company has granted the Note Holder demand registration rights upon any such shares of the Company's common stock obtained through conversion.

Item 5.  Indemnification of Officers and Directors.

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Articles of Incorporation and Bylaws of the Company require the Company to indemnify its directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Florida. The above indemnification provisions notwithstanding, the Company is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

The following financial statements are filed as part of this registration statement on Form 10-SB:

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                  PAGE NO.

Independent Auditors' Report                                        F-2

Consolidated Balance Sheets                                         F-3

Consolidated Statements of Income                                   F-5

Statement of Changes in Stockholders' Equity                        F-6

Consolidated Statements of Cash Flows                               F-8

Notes to Financial Statements                                       F-9

Supplemental Information

Independent Auditors' Report on Supplemental
  Information                                                      F-15

Consolidated Balance Sheets                                        F-16

Consolidated Statements of Income                                  F-20

Consolidated Statements of Cash Flows                              F-22

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors and Stockholders of Optical Concepts of America, Inc. and Subsidiary
Margate, Florida

We have audited the accompanying consolidated balance sheets of Optical Concepts of America, Inc. and Subsidiary (a Florida corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, statement of changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optical Concepts of America, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations, and their cash flows for the year then ended in conformity with generally accepted accounting principles.

SEWELL AND COMPANY, PA

Hollywood, Florida
January 4, 2000, except as to Note 9, which is dated January 11, 2000

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                            1999          1998
                                                          --------      --------
Assets

Current Assets
    Cash                                                  $  3,366      $ 50,681
   Accounts receivable net of allowance for
      doubtful accounts                                      2,911         2,914
   Prepaid expenses                                           --           1,110
   Inventory                                                37,096        69,086
                                                          --------      --------
Total Current Assets                                        43,373       123,791

Note receivable related parties                             59,469        31,760
Interest receivable                                         11,817         3,996
Stock subscriptions receivable                             199,200       379,200
Deposits                                                     8,711         8,711
Other assets                                                  --          11,561
                                                          --------      --------

                                                          $322,570      $559,019
                                                          ========      ========

            See auditors' report and notes to financial statements.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1998

                                                       1999              1998
                                                    ---------         ---------
Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable                                 $   2,686         $   5,010
   Deposits                                             5,000
   Accrued expenses                                     6,000            16,328
                                                    ---------         ---------
Total current liabilities                              13,686            21,338

Long term liabilities
   Note payable                                       250,000           250,000
   Accrued interest                                    38,333            18,333
                                                    ---------         ---------
                                                      288,333           268,333
Shareholders' equity
   Common stock                                         5,633             6,324
   Additional paid in capital                         580,475           759,794
   Retained deficit                                  (565,557)         (496,770)
                                                    ---------         ---------
                                                       20,551           269,348
                                                    ---------         ---------
                                                    $ 322,570         $ 559,019
                                                    =========         =========

             See auditors' report and notes to financial statements.

                 OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                         1999            1998
                                                      ---------       ---------
Revenue

   Sales, net of discounts and returns                $  37,341       $  84,954

   Cost of Goods Sold                                   (13,290)        (23,383)
                                                      ---------       ---------

Gross Profit                                             24,051          61,571

Expenses
   Sales, general and administrative                    100,456         234,734
   Management fees                                            0           6,060
   Rent                                                  48,000          35,400
   Consulting                                                 0         122,878
   Interest expense                                      20,000          18,333
                                                      ---------       ---------

Total Expenses                                          168,456         417,405

Other Income                                             75,618           8,929
                                                      ---------       ---------

Net Income (Loss)                                     $ (68,787)      $(346,905)
                                                      =========       =========

Net Loss Per Common Share                             $   (0.02)      $   (0.25)


             See auditors' report and notes to financial statements.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                       Common Stock          Paid in     Accumulated
                                                                     Shares     Amount       Capital       Deficit        Total
                                                                 -----------------------------------------------------------------
Balance December 31, 1997                                          2,782,000    $ 2,782    $   19,948    $  (22,699)   $       31

Issuance of common stock in connection with the acquisition
   of Oca, Inc. (Delaware) on January 30, 1998                       750,000        750       152,625      (127,166)       26,209

Issuance of common stock in connection with warrants
   exercised on March  10, 1998 ($ 0.05 per share)                   780,500        781        38,244                      39,025

Issuance of common stock for consulting services based on
   Board of Directors assessments of value of services rendered
   on August 21, 1998 ($ 0.001 per share)                          2,000,000      2,000                                     2,000

Issuance of common stock according to the private offering
   dated May 11, 1998 on August 24, 1998 ($0.12 per share)         2,125,000      2,125       252,875                     255,000

On August  31, 1998 the Board of Directors authorized a 1:10
   stock split, with no change to the par value to the stock      (7,593,743)    (7,594)        7,594                        --
                                                                 -----------------------------------------------------------------
                            Sub-total                                843,757        844       471,286      (149,865)      322,265

On September 10, 1998 shares of common stock were cancelled          (19,750)       (20)       (8,992)                     (9,012)

Issuance of common stock for consulting services based on
   Board of Directors assessments of value of services rendered
   on September 30, 1998 ($ 0.001 per share)                       3,000,000      3,000                                     3,000
                                                                 -----------------------------------------------------------------

                            Sub-totals                             3,824,007    $ 3,824    $  462,294    $ (149,865)   $  316,253
                                                                 =================================================================

             See auditors' report and notes to financial statements.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                       Common Stock           Paid in     Accumulated
                                                                   Shares        Amount       Capital       Deficit        Total
                                                                ------------------------------------------------------------------
                            Sub-totals                            3,824,007    $    3,824    $  462,294    $ (149,865)   $ 316,253

Issuance of common stock according to the private offering
   dated October 2, 1998 on November 6, 1998 ($0.12 per share)    2,500,000         2,500       297,500                    300,000

Net loss for the year ended December 31, 1998                                                                (346,905)    (346,905)
                                                                ------------------------------------------------------------------
                    Balance December 31, 1998                     6,324,007         6,324       759,794      (496,770)     269,348

On December 28, 1999 shares of common stock were cancelled         (691,000)         (691)     (179,319)                  (180,010)

Net loss for the year ended December 31, 1999                                                                 (68,787)     (68,787)
                                                                ------------------------------------------------------------------
                    Balance December 31, 1999                     5,633,007    $    5,633    $  580,475    $ (565,557)   $  20,551
                                                                ===================================================================


             See auditors' report and notes to financial statements.


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                  1999                     1998
                                                                                  ----                     ----
Cash flows from operating activities:
  Net loss                                                                      $ (68,787)             $ (346,905)
                                                                      --------------------     -------------------

  Adjustments to reconcile net loss to net
    cash provided by operating activities:
      (Increase) decrease in accounts receivable                                        3                  21,070
      (Increase) decrease in inventories                                           31,990                 (47,032)
      (Increase) decrease in other receivables                                    (27,709)                (23,694)
      (Increase) decrease in other assets                                           4,840                 (10,291)
      Increase (decrease) in accounts payable                                      (2,324)                 (7,684)
      Increase (decrease) other payables                                           25,000                 (16,890)
      Increase (decrease) in accrued liabilities                                  (10,328)                 10,428
                                                                      --------------------     -------------------
      Total adjustments                                                            21,472                 (74,093)
                                                                      --------------------     -------------------
  Net cash used by operating activities                                           (47,315)               (420,998)
                                                                      --------------------     -------------------

Cash flows from investing activities:
   Proceeds for the sale of property                                                                       13,834
  Cash payments for the purchase of property
                                                                      --------------------     -------------------
  Net cash provided by investing activities                                             -                  13,834
                                                                      --------------------     -------------------

Cash flows from financing activities:
  Proceeds from issuance of common stock                                                -                 210,287
   Proceeds from long term debt                                                                           250,000
                                                                      --------------------     -------------------
  Net cash provided by financing activities                                             -                 460,287
                                                                      --------------------     -------------------

Net increase (decrease) in cash and cash equivalents                              (47,315)                 53,123

Cash and cash equivalents, beginning of year                                       50,681                  (2,442)
                                                                      --------------------     -------------------

Cash and cash equivalents, end of year                                          $   3,366              $   50,681
                                                                      ====================     ===================

Shareholders' equity note:
On January 30, 1998 the Company issued 750,000 shares of its common stock in connection with the acquisition of all the shares of common stock of Optical Concepts of America, Inc. (Delaware) for $ 26,209; the company acquired assets with a fair value of $ 82,499 and assumed liabilities for $ 56,290.

             See auditors' report and notes to financial statements.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Optical Concepts of America, Inc. ("the Company), formerly Deerfield Financial Services, Inc., was incorporated under the laws of the State of Florida on June 16, 1996. The Company acquired Optical Concepts of America, Inc. (a Delaware corporation) on January 30, 1998. On June 29, 1998, the Company amended its Articles of Incorporation changing its name from Deerfield Financial Services, Inc. to Optical Concepts of America, Inc.

The Company currently operates as a holding company. Its wholly owned subsidiary, Optical Concepts of America, Inc. (a Delaware corporation), is engaged in the development, design, and marketing of a collection of fashionable prescription eyeglass frames as well as a line of upscale, ready-to-wear, nonprescription reading eyewear. Results of consolidated operations and cash flows include the transactions of Optical Concepts of America, Inc. (a Florida corporation) and Optical Concepts of America, Inc. (a Delaware corporation) for the years ended December 31, 1999, and 1998.

Principles of Consolidation
---------------------------
The consolidated financial statements of the Company include those accounts of Optical Concepts of America, Inc. (a Florida corporation), and Optical Concepts of America, Inc. (a Delaware corporation). All significant intercompany transactions and balances have been eliminated in the consolidation.

Accounting Estimates
--------------------
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
-----------
Inventories from Optical Concepts of America, Inc. (a Delaware corporation), consist of finished goods valued at average cost.

Accounting Pronouncements
-------------------------
In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS No. 131) which established presentation of financial data based on the "management approach". SFAS No. 131 is applicable for fiscal years beginning after December 15, 1997. For the current fiscal year, segment reporting is not presented due to immateriality.

Revenue Recognition
-------------------
Revenues are recognized when the products are shipped. Revenue is reduced for estimated customer returns and allowances.

Accounts Receivable
-------------------
It is the policy of management to review the outstanding accounts receivable at year end, as well as review for bad debts, and establish an allowance for doubtful accounts and uncollectible amounts.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes
------------
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109 Accounting for Income Taxes, which requires companies to use the asset and liability method of accounting for income taxes.

Concentration of Risk
---------------------
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of balances at financial institutions.

The Company had deposits with one financial institution amounting to $3,366 at December 31, 1999, which was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. The Company believes that risks relating to cash balances are minimized as a result of the size and stature of the financial institutions in which the Company maintains its account.

Advertising
-----------
Advertising costs are charged to operations when incurred. Advertising costs during 1999 and 1998 amounted to $5,057 and $78,124, respectively.

Basic Loss per Share and Diluted Loss per Share
-----------------------------------------------
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS No. 128), which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 supercedes Accounting Principle Board Opinion No. 15 entitled Earnings Per Share. Basic earnings per share are computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The numerator in calculating basic earnings per share is reported net loss. The denominator is based on the following weighted-average number of common shares:

                                           1999                1998
                                           ----                ----

            Basic                       4,195,040           1,368,456

The 19,750 shares of common stock reserved in connection with warrants for the years ended December 31, 1999 and 1998, are not included in the diluted earnings per share calculations, since the exercise price is greater than the average market price.

NOTE 2    STOCKHOLDERS' EQUITY

The Articles of Incorporation provided for the authorization of 50,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock at $.001 par value. None of the preferred shares were issued at December 31, 1998.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2    STOCKHOLDERS' EQUITY - continued

On January 30, 1997, the Company issued 550,000 shares common stock at $0.001 par value in exchange for pre incorporation services.

On March 1, 1997, the Company issued 2,200,000 shares of common stock at $0.001 par value in exchange for cash.

On August 11, 1997, the Company, according to a private offering, completed a sale of 20,000 shares of common stock at a price of $0.30 per share and 990.000 warrants at a price of $0.002. Each redeemable warrant would, upon exercise, entitle the holder to purchase one share of common stock for $1.00 per share. The exercise period of these warrants is on the third anniversary.

During 1997, a total of 12,000 warrants were exercised at a price of $1.00 per share.

On January 30, 1998, 750.000 shares of common stock were issued according to the merger with Optical Concepts of America, Inc. (Delaware) stockholders.

On March 5, 1998, the board of directors amended the provisions of its warrants to reduce the exercise price from $1.00 to $0.05 per share.

On March 10, 1998, a total of 780,500 warrants were exercised at a price of $0.05 per share.

On August 21, 1998, 2,000,000 shares of common stock were issued as compensation for consulting services to an officer of the Company. These shares have been valued by the Company at $0.001 per share. The Company recorded these shares as consultant fees.

On August 24, 1998, the Company, according to the private offering dated May 11, 1998, completed a sale of 2,125,000 shares of common stock at a price of $0.12 per share.

On August 31, 1998, the board of directors of the Company authorized a 01 for 10 reverse stock split pursuant to which outstanding common stock will be reduced to 843,757 shares with no change to the par value of the common stock or the authorized capital of the Company.

On September 10, 1998, 19,750 shares of common stock were cancelled.

On September 30, 1998, 3000,000 shares of common stock were issued as compensation for consulting services to an officer of the company. These shares have been valued by the Company at $0.001 per share. The Company recorded these shares as consultant fees.

On November 6, 1998, the Company, according to the private offering dated October 2, 1998, completed a sale of 2,500,000 shares of common stock at a price of $0.12 per share. From this sale, $199,200 is comprised of subscription receivables.

On December 28, 1999, 691,000 shares of common stock were cancelled.

The total shares of common stock at December 31, 1999 and 1998 was as follows:

                                                           1999           1998
                                                           ----           ----

       Issued and Outstanding ($0.001 par value)        5,633,007      6,324,007

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2    STOCKHOLDERS' EQUITY - continued

The warrants not exercised will expire August 29, 2000.

The total amount of warrants outstanding at December 31, 1999 and 1998 was 19,750.

NOTE 3    INVENTORY

At December 31, 1999, inventory consisted of the following:

           Finished Goods                                                $37,096
                                                                        ========
NOTE 4    SHORT-TERM DEBT

At December 31, 1999 and 1998, short-term debt consisted of the following:

                                                                                     1999          1998
                                                                                     ----          ----
         Note payable with an interest rate of  8% per annum;

         Payable on demand principal plus interest                                  $ 288,333    $ 268,333
         Less: Current portion                                                       (288,333)    (268,333)
                                                                                 ------------   ----------

                                                                                    $       0    $       0
                                                                                 ============   ==========

Interest expense for the years ended December 31, 1999 and 1998 was $20,000 and $18,333, respectively.

NOTE 5    LEASES

The Company rents office space in Margate, Florida. The lease is for a term of 63 months, commencing October 1997. The monthly rent is currently $4,100. The Company has the option to renew the lease for five years, with a 5% annual increase.

Rental expense for the years ended December 31, 1999 and 1998 was $48,000 and $35,400, respectively. Future anticipated minimum annual rental expenses for subsequent years are as follows:

                 2000                                               $   50,400
                 2001                                                   52,950
                 2002                                                   40,725
                 Thereafter                                                  0
                                                                   -----------

                 Total                                                $144,075
                                                                   ===========

The Company subleases office space to a related party (see Note 6) for $7,000 monthly rent under a one-year lease (renewable annually). The total income from this sublease is $84,000 for the year ended December 31, 1999.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 6    RELATED PARTY TRANSACTIONS

Management Fees
---------------
The subsidiary has a management agreement with Paramount Resource Group, Inc. The total payments related to this management agreement at December 31, 1999 and 1998 was $0 and $6,060, respectively.

Notes Receivable
----------------
At December 31, 1999 and 1998, the Company holds notes receivable from Paramount Resource Group, Inc. in the amount of $59,469 and $31,760, respectively. The loans bear interest at 8%. The interest income for the years ended December 31, 1999 and 1998 was $11,817 and $3,996, respectively.

Rents
-----
The Company subleases office space to Diversified Business Concepts, Inc. under a one year lease (renewable annually). Rental income for the year totaled $84,000.

NOTE 7     UNCERTAINTY DUE TO YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors in significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issued affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

NOTE 8     INCOME TAXES

The Company and its subsidiary will file consolidated income tax returns. No provision has been made in the accompanying financial statements for income taxes payable because of the Company's operating loss from operations.

The Company has a federal net operating loss carryforward for the years ended December 31, 1999 and 1998 of $68,787 and $369,604, respectively, of which $22,699 expires in 2012, $346,905 expires in 2017, and $68,787 expires in 2018.

NOTE 9     SUBSEQUENT EVENT

On January 11, 2000, the Company renegotiated the $289,800 note payable (see
Note 4) to Strategic Capital Investment, Ltd. which includes interest as of January 11, 2000. The new note shall bear an interest rate of 8% per annum and will be due on January 31, 2002. The note also includes conversion rights to redeem all or any part of the outstanding note (including interest) in shares of common stock. The conversion price should be equal to 80% of the average closing price of the Company's common stock for the thirty days immediately prior to conversion.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY

                            SUPPLEMENTAL INFORMATION

                               FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

            INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
            --------------------------------------------------------

To the Board of Directors and Stockholders of Optical Concepts of America, Inc. and Subsidiary
Margate, Florida

Our report on our audit of the basic financial statements of Optical Concepts of America, Inc. and Subsidiary for the years ended December 31, 1999 and 1998 appears on page 2. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SEWELL AND COMPANY, PA

Hollywood, Florida
January 4, 2000, except as to Note 11, which is dated January 11, 2000


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1999


                                                                                  Consolidated                        Consolidated
                                              OCA, Inc.        OCA, Inc.             Before                               After
                                              (Florida)        (Delaware)         Eliminations        Eliminations     Eliminations
                                              ---------        ----------         ------------        ------------     ------------
Assets


Current Assets
    Cash                                        $       -        $   3,366           $   3,366                        $   3,366
   Accounts receivable net of allowance for                                                  -                                -
      doubtful accounts                                              2,911               2,911                            2,911
   Prepaid expenses                                                      -                   -                                -
   Inventory                                            -           37,096              37,096                   -       37,096
Total Current Assets                                    -           43,373              43,373                   -       43,373

Note receivable related parties                    15,875           43,594              59,469                           59,469
Interest receivable                                 1,838            9,979              11,817                           11,817
Stock subscriptions receivable                    199,200                              199,200                          199,200
Deposits                                                             8,711               8,711                            8,711
Investment in OCA                                  26,209                -              26,209             (26,209)           -

                                             -------------  ---------------   -----------------   ----------------- ------------
                                                $ 243,122        $ 105,657           $ 348,779           $ (26,209)   $ 322,570
                                             =============  ===============   =================   ================= ============




             See auditors' report and notes to financial statements.


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1999


                                                                            Consolidated                             Consolidated
                                         OCA, Inc.          OCA Inc.           Before                                   After
                                         (Florida)         (Delaware)       Eliminations          Eliminations       Eliminations
                                         ---------         ----------       ------------          ------------       ------------
Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable                       $       -         $   2,686         $   2,686             $       -          $   2,686
   Deposits                                                     5,000             5,000                                    5,000
   Accrued expenses                               -             6,000             6,000                                    6,000
                                      --------------     -------------   ---------------     -----------------    ---------------
Total current liabilities                         -            13,686            13,686                     -             13,686

Long term liabilities
   Note payable                                               250,000           250,000                                  250,000
   Accrued interest                               -            38,333            38,333                     -             38,333
                                      --------------     -------------   ---------------     -----------------    ---------------
                                                  -           288,333           288,333                     -            288,333

Shareholders' equity
   Common stock                               5,633             5,225            10,858                (5,225)             5,633
   Additional paid in capital               580,475           148,150           728,625              (148,150)           580,475
   Retained deficit                        (342,986)         (349,737)         (692,723)              127,166           (565,557)
                                      --------------     -------------   ---------------     -----------------    ---------------
                                            243,122          (196,362)           46,760               (26,209)            20,551
                                      --------------     -------------   ---------------     -----------------    ---------------
                                          $ 243,122         $ 105,657         $ 348,779             $ (26,209)         $ 322,570
                                      ==============     =============   ===============     =================    ===============

             See auditors' report and notes to financial statements.


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1998


                                                                                  Consolidated                       Consolidated
                                               OCA, Inc.         OCA, Inc.           Before                              After
                                               (Florida)         (Delaware)       Eliminations      Eliminations      Eliminations
                                               ---------         ----------       ------------      ------------      ------------
Assets

Current Assets
    Cash                                           $       -         $  50,681         $  50,681                          $  50,681
   Accounts receivable net of allowance for                                                    -                                  -
      doubtful accounts                                                  2,914             2,914                              2,914
   Prepaid expenses                                                      1,110             1,110                              1,110
   Inventory                                               -            69,086            69,086                 -           69,086
Total Current Assets                                       -           123,791           123,791                 -          123,791

Note receivable related parties                       15,875            15,885            31,760                             31,760
Interest receivable                                      526             3,470             3,996                              3,996
Stock subscriptions receivable                       379,200                             379,200                            379,200
Deposits                                                                 8,711             8,711                              8,711
Investment in OCA                                     26,209                 -            26,209           (26,209)               -
Other assets                                                            11,561            11,561                             11,561
                                              ---------------   --------------- -----------------  ---------------- ----------------
                                                   $ 421,810         $ 163,418         $ 585,228         $ (26,209)       $ 559,019
                                              ===============   =============== =================  ================ ================

             See auditors' report and notes to financial statements.


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1998


                                                                                  Consolidated                         Consolidated
                                             OCA, Inc.          OCA, Inc.            Before                               After
                                             (Florida)          (Delaware)        Eliminations      Eliminations       Eliminations
                                             ---------          ----------        ------------      ------------       ------------
Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable                           $       -          $   5,010          $   5,010         $       -          $   5,010
   Deposits                                                              -                  -                                    -
   Accrued expenses                                   -             16,328             16,328                               16,328
                                          --------------   ----------------  -----------------  ----------------  -----------------
Total current liabilities                             -             21,338             21,338                 -             21,338

Long term liabilities

   Note Payable                                                    250,000            250,000                              250,000
   Accrued interest                                   -             18,333             18,333                 -             18,333
                                          --------------   ----------------  -----------------  ----------------  -----------------
                                                      -            268,333            268,333                 -            268,333

Shareholders' equity

   Common stock                                   6,324              5,225             11,549            (5,225)             6,324
   Additional paid in capital                   759,794            148,150            907,944          (148,150)           759,794
   Retained deficit                            (344,308)          (279,628)          (623,936)          127,166           (496,770)
                                          --------------   ----------------  -----------------  ----------------  -----------------
                                                421,810           (126,253)           295,557           (26,209)           269,348
                                          --------------   ----------------  -----------------  ----------------  -----------------
                                              $ 421,810          $ 163,418          $ 585,228         $ (26,209)         $ 559,019
                                          ==============   ================  =================  ================  =================

             See auditors' report and notes to financial statements.


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                     Consolidated                      Consolidated
                                                OCA, Inc.           OCA, Inc.           Before                             After
                                                (Florida)           (Delaware)       Eliminations      Eliminations    Eliminations
                                           ----------------------------------------------------------------------------------------
Revenue

   Sales, net of discounts and returns            $     -           $  37,341          $  37,341                         $  37,341

Cost of Goods Sold                                      -             (13,290)           (13,290)                -         (13,290)
                                           ----------------------------------------------------------------------------------------

Gross Profit                                            -              24,051             24,051                 -          24,051

Expenses
   Sales, general and administrative                  (10)            100,466            100,456                           100,456
   Management fees                                      -                   -                  -                                 -
   Rent                                                 -              48,000             48,000                            48,000
   Consulting                                           -                   -                  -                                 -
   Interest expenses                                    -              20,000             20,000                 -          20,000
                                           ----------------------------------------------------------------------------------------

Total Expenses                                        (10)            168,466            168,456                 -         168,456

Other Income & Expenses                             1,312              74,306             75,618                            75,618
                                           ----------------------------------------------------------------------------------------
Net Income (Loss)                                 $ 1,322           $ (70,109)         $ (68,787)              $ -       $ (68,787)
                                           ========================================================================================


             See auditors' report and notes to financial statements.


                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                 Consolidated                          Consolidated
                                             OCA, Inc.        OCA, Inc.             Before                                 After
                                             (Florida)        (Delaware)         Eliminations        Eliminations      Eliminations
                                        --------------------------------------------------------------------------------------------
Revenue

   Sales, net of discounts and returns        $        -       $   84,954           $   84,954                           $   84,954

Cost of Goods Sold                                     -          (23,383)             (23,383)                  -          (23,383)
                                        --------------------------------------------------------------------------------------------

Gross Profit                                           -           61,571               61,571                   -           61,571

Expenses

   Sales, general and administrative              76,269          158,465              234,734                              234,734
   Management fees                                     -            6,060                6,060                                6,060
   Rent                                                -           35,400               35,400                               35,400
   Consulting                                    118,700            4,178              122,878                              122,878
   Interest expenses                                   -           18,333               18,333                   -           18,333
                                        --------------------------------------------------------------------------------------------

Total Expenses                                   194,969          222,436              417,405                   -          417,405

Other Income & Expenses                              526            8,403                8,929                                8,929

                                        --------------------------------------------------------------------------------------------
Net Loss                                      $ (194,443)      $ (152,462)          $ (346,905)                $ -       $ (346,905)
                                        ============================================================================================

             See auditors' report and notes to financial statements.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                         Consolidated                   Consolidated
                                                       OCA, Inc.       OCA, Inc.            Before                          After
                                                       (Florida)      (Delaware)         Eliminations    Eliminations   Eliminations
                                                    -------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                     $ 1,322       $ (70,109)         $ (68,787)             $ -      $ (68,787)
                                                    -------------------------------------------------------------------------------

  Decrease in accounts receivable                                             3                  3                               3
  (Increase) decrease in other receivables                              (27,709)           (27,709)                        (27,709)
  Increase in inventories                                                31,990             31,990                          31,990
  Decrease in other assets                               (1,322)          6,162              4,840                           4,840
  Increase (decrease) in accounts payable                                (2,324)            (2,324)                         (2,324)
  Increase (decrease) in accrued liabilities                            (10,328)           (10,328)                        (10,328)
 Increase (decrease) in other payables                                   25,000             25,000                -         25,000
                                                    -------------------------------------------------------------------------------
    Total adjustments                                    (1,322)         22,794             21,472                -         21,472
                                                    -------------------------------------------------------------------------------
                                                                                                 -                               -
Net cash used by operations                                   -         (47,315)           (47,315)               -        (47,315)

Cash flows from investing activities:
  Disposition of equipment                                    -                                  -                -              -
                                                    -------------------------------------------------------------------------------
                                                                                                 -                               -
Net cash provided (used) by investing activities              -               -                  -                -              -
                                                                                                 -                               -
Cash flows from financing activities:                                                            -                               -
  Proceeds from issuance of long term debt                                                       -                               -
  Proceeds from issuance of common stock                                      -                  -                -              -
                                                    -------------------------------------------------------------------------------

Net cash provided (used) by financing activities              -               -                  -                -              -
                                                    -------------------------------------------------------------------------------
                                                                                                 -
Net increase (decrease) in cash and cash equivalents          -         (47,315)           (47,315)               -        (47,315)

Cash and cash equivalents,  beginning of year                 -          50,681             50,681                -         50,681

                                                    -------------------------------------------------------------------------------
Cash and cash equivalents, end of year                  $     -       $   3,366          $   3,366              $ -      $   3,366
                                                    ===============================================================================


             See auditors' report and notes to financial statements.

                OPTICAL CONCEPTS OF AMERICA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                    Consolidated                       Consolidated
                                                       OCA, Inc.       OCA, Inc.       Before                              After
                                                       (Florida)      (Delaware)    Eliminations       Eliminations    Eliminations
                                                      ------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                             $ (194,443)     $ (152,462)   $ (346,905)                $ -      $ (346,905)
                                                      ------------------------------------------------------------------------------

  Decrease in accounts receivable                                          21,070        21,070                              21,070
  (Increase) Decrease in other receivables                                (23,694)      (23,694)                            (23,694)
  Increase in inventories                                                 (47,032)      (47,032)                            (47,032)
  Decrease in other assets                                                (10,291)      (10,291)                            (10,291)
  Increase (decrease) in accounts payable                                  (7,684)       (7,684)                             (7,684)
  Increase (decrease) in accrued liabilities                               10,428        10,428                              10,428
 Increase (decrease) in other payables                    (15,875)         (1,015)      (16,890)                  -         (16,890)
                                                      ------------------------------------------------------------------------------
    Total adjustments                                     (15,875)        (58,218)      (74,093)                  -         (74,093)
                                                      ------------------------------------------------------------------------------
                                                                                              -                                   -
Net cash used by operating activities                    (210,318)       (210,680)     (420,998)                  -        (420,998)

Cash flows from investing activities:

  Proceeds from the sale of property                            -          13,834        13,834                   -          13,834
                                                      ------------------------------------------------------------------------------
                                                                                              -                                   -
Net cash provided  by investing activities                      -          13,834        13,834                   -          13,834
                                                                                              -                                   -
Cash flows from financing activities:                                                         -                                   -
  Proceeds from issuance of long term debt                                250,000       250,000                             250,000
  Proceeds from issuance of common stock                  210,287               -       210,287                   -         210,287
                                                      ------------------------------------------------------------------------------
                                                                                              -
Net cash provided  by financing activities                210,287         250,000       460,287                   -         460,287
                                                      ------------------------------------------------------------------------------
                                                                                              -
Net increase (decrease)  in cash and cash equivalents         (31)         53,154        53,123                   -          53,123

Cash and cash equivalents, beginning of year                   31          (2,473)       (2,442)                  -          (2,442)

                                                      ------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $        -      $   50,681    $   50,681                 $ -      $   50,681
                                                      ==============================================================================



             See auditors' report and notes to financial statements.

                                    PART III

Item 1.  Index to Exhibits

The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

        Exhibit Number                       Document Exhibit
        --------------                       ----------------

             1.1               Articles of Incorporation of Celebrity Steakhouses, Inc.

             1.2               Amendment to Articles of Incorporation Changing Name to
                                    Deerfield Financial Services, Inc.

             1.3               Amendment to Articles of Incorporation Changing Name to
                                    Optical Concepts of America, Inc.

             1.4               Amendment to Articles of Incorporation Authorizing 1:10 Reverse Split
                                    Of Shares of Common Stock

             1.5               By-Laws of Optical Concepts of America, Inc.

             1.6               Stock Purchase Agreement between Optical Concepts of America, Inc.
                                     and Deerfield Financial Services, Inc.

             2.1               Lease between Company and John A. Roschman dated 1/31/97

             2.2               Notification of sale of property and lease and new landlord dated 5/28/99

             6.1               Deed of Loan between Commercial Nominees Ltd and Optical Concepts of America, Inc.

             6.2               Convertible Promissory Note between Strategic Capital Solutions Ltd.
                                    and Optical Concepts of America, Inc.

             7.1               Form of Company's Common Stock Certificate

             7.2               Form of Company's Common Stock Warrant Certificate

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant causes registration to be signed on its behalf by the undersigned, thereunto duly authorized, on this 17th day of February, 2000.

                                      OPTICAL CONCEPTS OF AMERICA, INC.
                                      (Registrant)

                                      By: /s/ Jan Kaplan President
                                         ---------------------------------------
                                         Jan Kaplan, President and Sole Director


                                       15